UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Lions Gate Entertainment Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Voting Common Shares, no par value per share

Class B Non-Voting Common Shares, no par value per share

(Title of Class of Securities)

535919401

535919500

(CUSIP Number of Class of Securities)

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

________________________________________

Transaction Valuation*	Amount of Filing Fee
$1,832,125	$238

*  Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase, or share appreciation rights (“SARs”) with respect to, Class A Voting Common Shares or Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. that are eligible for exchange in the offer will be tendered for new awards of options or SARs, as applicable, and cancelled pursuant to the offer. These options and SARs cover an aggregate of 1,179,921 Class A Voting Common Shares and 5,107,626 Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. and have an aggregate value of $1,832,125 as of April 7, 2020 as determined using the Black-Scholes pricing model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $238	Filing party: Lions Gate Entertainment Corp.
Form or Registration No.: Schedule TO	Date filed: April 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lions Gate Entertainment Corp., a company organized under the laws of the Province of British Columbia (the “Company”), with the Securities and Exchange Commission (the “Commission”) on April 9, 2020, relating to the Company’s offer to exchange certain stock options and awards of share appreciation rights (“SARs”) with respect to the Company’s Class A Voting Common Shares, no par value, or the Company’s Class B Non-Voting Common Shares, no par value, as applicable, for replacement awards of stock options or SARs, as applicable, on the terms of and subject to the conditions set forth in the Offer Circular, dated April 9, 2020, attached to the Schedule TO as Exhibit (a)(1)(A) (as amended and supplemented, the “Offer Circular”) and in the related Election Form and Release Agreement attached to the Schedule TO as Exhibit (a)(1)(B) (as amended and supplemented, the “Election Form”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related offer materials, as the same may be further amended or supplemented hereafter and filed with the Commission.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 2(b) of the Schedule TO, which incorporates by reference certain information contained in the Election Form, and the Election Form are hereby amended as set forth below.

(b)       Securities.

In Section C of the Election Form (on page 4 of the Election Form), the third bullet point is amended to add “(other than Claims arising under the federal securities laws)” to the release and waiver to read in its entirety as follows:

“Upon acceptance of the Cancelled Options by Lionsgate, I, on my own behalf and on behalf of my heirs, dependents, executors, administrators and assigns, hereby release Lionsgate and its successors, assigns, affiliates, representatives, directors, officers and employees, past and present (collectively referred to in this form as “Released Persons”), with respect to and from any and all claims, damages, agreements, obligations, actions, suits, proceedings and liabilities of whatever kind and nature, whether now known or unknown, suspected or unsuspected (collectively referred to in this form as “Claims”), that I now own or hold or at any time previously owned or held against any of the Released Persons and that relate to or are in any way connected with the Cancelled Options (other than Claims arising under the federal securities laws). I acknowledge that I may later discover claims or facts that are in addition to or are different from those which I now know or believe to exist with respect to the Cancelled Options. Nevertheless, I hereby waive any Claim relating to or connected with the Cancelled Options that might arise as a result of such different or additional claims or facts (other than Claims arising under the federal securities laws). I fully understand the significance and consequence of this release.”

ITEM 4.	TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO, which incorporates by reference certain information contained in the Offer Circular and the Election Form, and the Offer Circular and the Election Form are hereby amended as set forth below.

(a)       Material terms.

(i)       In Question 6 under the caption “Terms of the Offer - The Offer” of the Offer Circular (“How may I accept the Offer?”), the first sentence of the second paragraph under the heading “Other” in the response (on page 13 of the Offer Circular) is amended to add the proviso in the parenthesis below, to read in its entirety as follows:

“Your election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer (provided, however, that if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms).”

(ii)       In Question 10 under the caption “Terms of the Offer - The Offer” of the Offer Circular (“What if I change my mind?”), the second sentence of the final paragraph in the response (on page 15 of the Offer Circular) is amended to add the proviso in the parenthesis below, to read in its entirety as follows:

“You may not change or withdraw any election after the expiration time of the Offer (provided, however, that if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms).”

(iii)       In Question 12 under the caption “Terms of the Offer - The Offer” of the Offer Circular (“Can the Offer be modified?”), the third paragraph of the response (on page 15 of the Offer Circular) is amended to delete “or has been determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Eligible Options tendered to us for exchange,” to read in its entirety as follows:

“Notwithstanding any other provision of the Offer, we are not required to accept any Eligible Options tendered to us for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement date of the Offer and prior to the expiration time of the Offer, other than through acts or omissions to act by us, any of the following events has occurred:”

(iv)       In Question 12 under the caption “Terms of the Offer - The Offer” of the Offer Circular (“Can the Offer be modified?”), the third bullet point in the response (on page 16 of the Offer Circular) is amended as follows:

(1)       Clause (1) of such bullet point is amended to delete “, or limitation on prices for,” to read as follows: “(1) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market;”

(2)       Clause (3) of such bullet point is amended to delete “or indirectly” and to add “that would also materially adversely affect market conditions in the United States,” to read as follows: “(3) the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly involving the United States that would also materially adversely affect market conditions in the United States;”

(3)       Clause (5) of such bullet point is hereby amended to delete the phrase “any significant decrease in the market price of our common shares” and replace it with the following: “a 20% decrease in the closing price of the applicable class of our common shares (measured against the closing price of the applicable class of our common shares on April 9, 2020) that occurs after April 9, 2020 and prior to the expiration time of the Offer,”

(4)       Clause (7) of such bullet point is hereby amended to delete “measured during any time period after the close of business on April 9, 2020” and to add the language in the parenthesis below, to read in its entirety as follows: “(7) any decline in either the Dow Jones Industrial Average, the NYSE or the Standard and Poor’s 500 Index by an amount in excess of 10% (based on the price of such index at the close of business on any date after April 9, 2020 and prior to the expiration time of the Offer as measured against the price of such index at the close of business on April 9, 2020);”

(v)       In Question 12 under the caption “Terms of the Offer - The Offer” of the Offer Circular (“Can the Offer be modified?”), the final bullet point in the response (on page 17 of the Offer Circular) is amended by deleting “material” and replacing it with “materially adverse” to clarify that any change or changes referred to in such bullet point must be materially adverse to us or our subsidiaries.

(vi)       The amendment to the Election Form set forth above in Item 2 of this Amendment No. 1 is incorporated by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6(b) of the Schedule TO (titled “Use of securities acquired”), which incorporates by reference certain information contained in the Offer Circular and the Election Form, is hereby amended to incorporate by reference the amendments to the Offer Circular and the Election Form set forth above in Item 2 and Item 4 of this Amendment No. 1.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7(b) of the Schedule TO (titled “Conditions”), which incorporates by reference certain information contained in the Offer Circular and the Election Form, is hereby amended to incorporate by reference the amendment to the Offer Circular set forth above in paragraph (i) of Item 4 of this Amendment No. 1 and the amendment to the Election Form set forth above in Item 2 of this Amendment No. 1.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below.

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options and Share Appreciation Rights, dated April 9, 2020, including the attachments thereto.
(a)(1)(B)*	Form of Election Form and Release Agreement.
(a)(1)(C)**	Form of Notice of Change of Election.
(a)(1)(D)**	Form of E-mail from Adrian Kuzycz, the Company’s Executive Vice President and Associate General Counsel to Eligible Employees.
(a)(1)(E)**	Form of Reminder of Deadline.
(a)(1)(F)	The Company’s Annual Report on Form 10-K for the year ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2019. (Incorporated herein by reference.)
(a)(1)(G)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019, September 30, 2019 and December 31, 2019 filed with the SEC on August 8, 2019, November 7, 2019 and February 6, 2020, respectively. (Each incorporated herein by reference.)
(a)(1)(H)	The Company’s Current Reports on Form 8-K filed with the SEC on June 21, 2019, September 13, 2019, October 2, 2019, December 17, 2019, December 20, 2019, and April 3, 2020. (Each incorporated herein by reference.)
(a)(1)(I)	The description of the Company’s Class A Voting Shares and Class B Non-Voting Shares contained in its Registration Statement on Form S-4, filed with the SEC on August 1, 2016, and any other amendment or report filed for the purpose of updating such description. (Each incorporated herein by reference.)
(b)	Not applicable.
(d)(1)	Lions Gate Entertainment Corp. 2019 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 13, 2019.)
(d)(2)	Lions Gate Entertainment Corp. 2017 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 15, 2017.)
(d)(3)	Lions Gate Entertainment Corp. 2012 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.127 to the Company’s Form 10-Q filed with the SEC on November 8, 2016.)
(d)(4)	Starz 2016 Omnibus Incentive Plan. (Incorporated by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment 1 on Form S-8 to Form S-4 filed with the SEC on December 14, 2016.)
(d)(5)	Starz 2011 Incentive Plan (Amended and Restated as of October 15, 2013). (Incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment 1 on Form S-8 to Form S-4 filed with the SEC on December 14, 2016.)
(g)	Not applicable.
(h)	Not applicable.

* - Previously filed with the Schedule TO on April 9, 2020, as amended hereby

** - Previously filed with the Schedule TO on April 9, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

LIONS GATE ENTERTAINMENT CORP.

By:	/c/ Corii D. Berg
Corii D. Berg
General Counsel

Date: April 17, 2020